Exhibit 99.1

MINERA ANDES INC.

“An Exploration Stage Corporation”

CONSOLIDATED BALANCE SHEETS

(U.S. Dollars)

	June 30, 2007 (Unaudited)	December 31, 2006
ASSETS
Current:
Cash and cash equivalents	$7,526,365	$2,244,621
Receivables and prepaid expenses	172,433	268,550

Total current assets	7,698,798	2,513,171
Project loan receivable (Note 2 (d))	29,890,000	9,800,000
Project loan interest receivable	1,037,753	48,330
Mineral properties and deferred exploration costs (Note 2)	8,371,865	5,605,148
Investment in Minera Santa Cruz (Note 2 (d))	37,111,912	30,963,692
Equipment, net	38,695	56,212

Total assets	$84,149,023	$48,986,553

LIABILITIES
Current:
Accounts payable and accruals	$1,005,221	$893,880
Bank loan interest payable	38,125	—

Total current liabilities	1,043,346	893,880
Bank loan (Note 3)	5,961,273	—
Project loan payable (Note 2 (d))	29,890,000	9,800,000
Project loan interest payable	1,037,753	48,330
Asset retirement obligation	45,000	45,000

Total liabilities	37,977,372	10,787,210

Commitments and contingencies (Notes 1, 2 and 5)

SHAREHOLDERS’ EQUITY
Share capital (Note 4):

Preferred shares, no par value, unlimited number authorized, none issued

Common shares, no par value, unlimited number authorized

Issued June 30, 2007—166,700,767 shares Issued December 31, 2006—156,539,415 shares	71,310,158	63,642,152

Contributed surplus	10,464,936	8,440,457

Deficit accumulated during exploration stage	(35,603,443)	(33,883,266)

Total shareholders’ equity	46,171,651	38,199,343

Total liabilities and shareholders’ equity	$84,149,023	$48,986,553

Approved by the Board of Directors:

/s/ Allen V. Ambrose	/s/ Allan J. Marter
Allen V. Ambrose, Director	Allan J. Marter, Director

The accompanying notes are an integral part of these consolidated financial statements.

MINERA ANDES INC.

“An Exploration Stage Corporation”

CONSOLIDATED STATEMENTS OF OPERATIONS AND ACCUMULATED DEFICIT

(U.S. Dollars - Unaudited)

	Three Months Ended		Six Months Ended		Period from July 1, 1994 (inception) through June 30, 2007
	June 30, 2007	June 30, 2006	June 30, 2007	June 30, 2006
Consulting fees (Note 4 (c))	$66,955	$122,553	$144,002	$247,889	$4,472,633
Depreciation	2,181	2,352	4,362	4,453	101,409
Equipment rental	—	—	—	—	21,522
Insurance	36,305	15,194	72,639	30,424	540,510
Legal, audit and accounting fees	86,041	87,515	358,201	174,798	2,756,360
Materials, supplies and maintenance	—	—	—	—	49,260
Office overhead and administration fees	193,866	172,836	318,635	243,498	3,398,011
Telephone	11,369	8,777	18,877	15,281	505,969
Transfer agent	3,373	3,794	15,122	9,102	173,784
Travel	42,355	46,591	100,322	60,662	726,307
Wages and benefits	99,039	81,577	207,526	162,318	7,188,471

Expenses before under-noted	541,484	541,189	1,239,686	948,425	19,934,236
Finance costs	—	688,712	—	688,712	688,712
Foreign exchange (gain) loss	(288,266)	(52,007)	(331,550)	(24,614)	(76,020)
Gain on sale of equipment	—	—	—	—	(112,971)
Gain on sale of mineral property	—	—	—	—	(898,241)
Interest income	(77,064)	(76,230)	(122,395)	(93,009)	(915,307)
Loss on equity investment (Note 2 (d))	233,626	176,000	626,885	326,000	3,838,099
Project loan interest expense	579,126	—	989,422	—	1,037,752
Project loan interest income	(579,126)	—	(989,422)	—	(1,037,752)
Write-off of mineral properties and deferred exploration costs	7,364	—	14,172	—	10,267,040

Net loss for the period	417,144	1,277,664	1,426,798	1,845,514	32,725,548
Deficit accumulated during exploration stage, beginning of the period, as previously reported	35,186,299	23,678,676	33,883,266	22,935,359	—
Adjustment for change in accounting for stock-based compensation	—	—	—	—	678,569

	35,603,443	24,956,340	35,310,064	24,780,873	33,404,117
Adjustment on acquisition of royalty interest	—	—	—	—	500,000
Share issue costs	—	—	—	175,467	1,388,732
Incentive warrant payment (Note 4 (b))	—	—	293,379	—	293,379
Deficiency on acquisition of subsidiary	—	—	—	—	17,215

Deficit accumulated during exploration stage, end of the period	$35,603,443	$24,956,340	$35,603,443	$24,956,340	$35,603,443

Basic and diluted loss per common share	$0.00	$0.01	$0.01	$0.01

Weighted average shares outstanding	165,328,817	143,793,997	161,813,624	129,393,919

The accompanying notes are an integral part of these consolidated financial statements.

MINERA ANDES INC.

“An Exploration Stage Corporation”

CONSOLIDATED STATEMENTS OF MINERAL PROPERTIES

AND DEFERRED EXPLORATION COSTS

(U.S. Dollars - Unaudited)

	Three Months Ended		Six Months Ended		Period from July 1, 1994 (inception) through June 30, 2007
	June 30, 2007	June 30, 2006	June 30, 2007	June 30, 2006
Administration fees	$—	$—	$—	$—	$392,837
Assays and analytical	29,936	56,550	44,820	70,590	1,281,485
Asset retirement obligation	—	—	—	—	45,000
Construction and trenching	40,581	—	111,304	36,265	681,852
Consulting fees	41,080	42,289	76,385	79,593	1,561,667
Depreciation	6,577	6,392	13,154	11,434	258,728
Drilling	197,337	705,874	1,035,951	850,803	3,476,147
Equipment rental	235,979	61,461	433,848	95,248	1,179,697
Geology	185,142	190,041	437,643	325,273	5,009,463
Geophysics	—	—	—	—	374,960
Insurance	1,230	—	1,230	1,177	261,593
Legal	41,632	29,643	84,500	54,712	1,039,984
Maintenance	8,677	1,205	12,697	3,760	205,896
Materials and supplies	30,043	26,087	119,058	52,255	718,570
Project overhead	69,957	32,656	114,363	60,946	653,844
Property and mineral rights	13,830	115,372	21,212	121,102	1,696,629
Telephone	7,781	8,513	16,365	16,280	182,731
Travel	114,705	105,198	222,069	160,221	1,758,300
Wages and benefits	18,223	33,914	36,290	67,699	1,583,264

Costs incurred during the period	1,042,710	1,415,195	2,780,889	2,007,358	22,362,647
Deferred Costs, beginning of the period	7,336,519	5,062,337	5,605,148	4,470,174	—
Deferred costs, acquired	—	—	—	—	576,139
Deferred costs, contributed to MSC	—	—	—	—	(2,320,980)
Deferred costs written off	(7,364)	—	(14,172)	—	(10,267,040)
Mineral property option proceeds, net	—	—	—	—	(1,978,901)

Deferred costs, end of the period	$8,371,865	$6,477,532	$8,371,865	$6,477,532	$8,371,865

The accompanying notes are an integral part of these consolidated financial statements.

MINERA ANDES INC.

“An Exploration Stage Corporation”

CONSOLIDATED STATEMENTS OF CASH FLOWS

(U.S. Dollars - Unaudited)

	Three Months Ended		Six Months Ended		Period from July 1, 1994 (inception) through June 30, 2007
	June 30, 2007	June 30, 2006	June 30, 2007	June 30, 2006
Operating Activities:
Net loss for the period	$(417,144)	$(1,277,664)	$(1,426,798)	$(1,845,514)	$(32,725,548)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Write-off of incorporation costs	—	—	—	—	665
Write-off of deferred exploration costs	7,364	—	14,172	—	10,267,040
Finance costs	—	688,712	—	688,712	688,712
Loss on equity investment	233,626	176,000	626,885	326,000	3,838,099
Depreciation	2,181	2,352	4,362	4,453	101,409
Stock option compensation (Note 4)	—	17,508	—	59,272	6,517,888
Gain on sale of equipment	—	—	—	—	(112,971)
Gain on sale of mineral properties	—	—	—	—	(898,241)
Project loan interest expense	579,126	—	989,422	—	1,037,752
Project loan interest income	(579,126)	—	(989,422)	—	(1,037,752)
Change in:
Receivables and prepaid expenses	54,032	28,374	96,117	10,991	(172,433)
Accounts payable and accruals	(416,798)	617	106,661	392,756	606,308

Cash used in operating activities	(536,739)	(364,101)	(578,601)	(363,330)	(11,889,072)

Investing Activities:
Incorporation costs	—	—	—	—	(665)
Purchase of equipment	—	(2,786)	—	(16,284)	(329,683)
Proceeds from sale of equipment	—	—	—	—	15,040
Proceeds from sale of property	—	—	—	—	898,241
Mineral properties and deferred exploration	(1,743,176)	(1,408,803)	(2,763,054)	(1,995,924)	(22,052,672)
Investment in Minera Santa Cruz	(317,945)	(3,039,342)	(6,582,732)	(8,061,334)	(38,148,361)
Proceeds from sale of subsidiaries	—	—	—	—	9,398
Acquisition of royalty interest	—	—	—	—	(500,000)
Mineral property option proceeds	—	—	—	—	2,778,901

Cash used in investing activities	(2,061,121)	(4,450,931)	(9,345,786)	(10,073,542)	(57,329,801)

MINERA ANDES INC.

“An Exploration Stage Corporation”

CONSOLIDATED STATEMENTS OF CASH FLOWS

(U.S. Dollars - Unaudited)

	Three Months Ended		Six Months Ended		Period from July 1, 1994 (inception) Through June 30, 2007)
	June 30, 2007	June 30, 2006	June 30, 2007	June 30, 2006
Financing Activities:
Shares and subscriptions issued for cash, less issue costs	3,930,808	10,687,066	7,668,006	18,603,901	69,291,177
Bank loan proceeds received	—	—	7,500,000	—	11,500,000
Repayment of bank loan	—	—	—	(2,000,000)	(4,000,000)
Bank loan interest payable	1,475	2,490	38,125	(52,463)	(45,939)
Project loan receivable	(3,430,000)	—	(20,090,000)	—	(29,890,000)
Project loan payable	3,430,000	—	20,090,000	—	29,890,000

Cash provided by financing activities	3,932,283	10,689,556	15,206,131	16,551,438	76,745,238

Increase in cash and cash equivalents	1,334,423	5,874,524	5,281,744	6,114,566	7,526,365

Cash and cash equivalents, beginning of period	6,191,942	3,554,601	2,244,621	3,314,559	—

Cash and cash equivalents, end of period	$7,526,365	$9,429,125	$7,526,365	$9,429,125	$7,526,365

Supplementary disclosure cash flow information:
Capitalized interest paid	$137,601	$32,750	$137,601	$123,437	$495,236

Non-cash investing and financing activities and other information:
Stock option compensation (Note 4)	$—	$17,508	$—	$59,272	$6,517,888

Capitalized accreted interest expense (Note 3)	$141,633	$44,779	$192,373	$278,552	$802,373

Depreciation capitalized to mineral properties	$6,577	$6,392	$13,154	$11,434	$258,728

Asset retirement obligation	$—	$—	$—	$—	$45,000

Accrual for finance costs related to MSC	$—	$—	$—	$371,918	$394,233

Adjustment for change in accounting for stock-based compensation	$—	$—	$—	$—	$678,569

Deferred costs, acquired	$—	$—	$—	$—	$576,139

Deferred costs, contributed to MSC	$—	$—	$—	$—	$2,320,980

Shares issued for acquisition	$—	$—	$—	$—	$575,537

The accompanying notes are an integral part of these consolidated financial statements.

MINERA ANDES INC.

“An Exploration Stage Corporation”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. Dollars - Unaudited)

1.	ACCOUNTING POLICIES, FINANCIAL CONDITION AND LIQUIDITY

The accompanying consolidated financial statements of Minera Andes Inc. for the three-month and six-month period ended June 30, 2007 and 2006 and for the cumulative period from inception (July 1, 1994) through June 30, 2007 have been prepared in accordance with accounting principles generally accepted in Canada. Also, they are unaudited and have not been reviewed by the Company’s auditors but, in the opinion of management, include all adjustments, consisting only of normal recurring items, necessary for a fair presentation. Interim results are not necessarily indicative of results which may be achieved in the future. The December 31, 2006 financial information has been derived from our audited consolidated financial statements.

These consolidated financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto for the year ended December 31, 2006 on file with SEDAR at www.sedar.com and included in our annual report on Form 40-F (“the 2006 40-F”) for the year ended December 31, 2006 on file with the Securities and Exchange Commission at www.sec.gov. The accounting policies set forth in the audited annual consolidated financial statements are the same as the accounting policies utilized in the preparation of these consolidated financial statements, except as modified for appropriate interim presentation.

The recoverability of amounts shown as mineral properties and deferred exploration costs is dependent upon the existence of economically recoverable reserves, the ability to obtain necessary financing to complete their development, and future profitable production or disposition thereof. The accompanying consolidated financial statements have been prepared using accounting principles generally accepted in Canada applicable to a going concern. The use of such principles may not be appropriate because, as of June 30, 2007, there was substantial doubt that we would be able to continue as a going concern.

For the six months ended June 30, 2007, we had a deficit accumulated during exploration stage of approximately $35.6 million. In addition, due to the nature of the mining business, the acquisition, exploration and development of mineral properties requires significant expenditures prior to the commencement of production. To date, we have financed our activities through the issuance of equity securities, debt financing, and joint venture arrangements. We expect to use similar financing techniques in the future and are actively pursuing such additional sources of financing.

Although there is no assurance that we will be successful in these actions, management believes that it will be able to secure the necessary financing to enable the Company to continue as a going concern. Accordingly, these financial statements do not reflect adjustments to the carrying value of assets and liabilities, the reported revenues and expenses and balance sheet classifications used that would be necessary if the going concern assumption were not appropriate. Such adjustments could be material.

Although we have taken steps to verify title to mineral properties in which we have an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee title. Property title may be subject to unregistered prior agreements and noncompliance with regulatory requirements.

Effective January 1, 2007, the Company prospectively adopted the Canadian Institute of Chartered Accountant’s (“CICA”) Handbook Section 3855, Financial Instruments- Recognition and Measurement; Section 1530, Comprehensive Income; Section 3865, Hedges and Section 3861, Financial Instruments- Disclosure and Presentation. The CICA Handbook section 3865 Hedges is effective January 1, 2007, however, the Company has no hedges in place at this time. These new Handbook sections provide comprehensive requirements for the recognition and measurement of financial instruments, and introduce a new component of equity referred to as accumulated other comprehensive income (“AOCI”). Under these new standards, all financial instruments, including derivatives, are recognized on the Company’s Consolidated Balance Sheet. Derivatives are measured at fair value with unrealized gains and losses reported in net income. Short-term investments are measured at fair value with unrealized gains and losses reported in AOCI. The Company’s other financial instruments (accounts receivable, accounts payable and accrued liabilities, and bank debt) are measured at fair value. No adjustments to the Company’s consolidated financial statements were required upon transition to the new financial instruments framework.

MINERA ANDES INC.

“An Exploration Stage Corporation”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. Dollars - Unaudited)

2.	MINERAL PROPERTIES, DEFERRED EXPLORATION COSTS AND INVESTMENT IN MINERA SANTA CRUZ

At June 30, 2007, we, through our subsidiaries and investment, hold interests in a total of approximately 410,000 acres (166,130 hectares (“ha”)) of mineral rights and mining lands in three Argentine provinces. Under our present acquisition and exploration programs, we are continually acquiring additional mineral property interests and exploring and evaluating our properties. If, after evaluation, a property does not meet our requirements, then the property and deferred exploration costs are written off to operations. All properties in Argentina are subject to royalty agreements as disclosed in Note 5. Mineral property costs and deferred exploration costs, net of mineral property option proceeds, are as follows:

2007 COSTS BY PROPERTY

Description	San Juan Cateos	Santa Cruz Cateos	Chubut Cateos	General Exploration	Total
Balance, beginning of period	$3,118,093	$2,234,259	$252,796	$—	$5,605,148
Assays and analytical	42,806	2,014	—	—	44,820
Construction and trenching	70,723	40,581	—	—	111,304
Consulting fees	—	4,398	1,173	70,814	76,385
Depreciation	—	—	—	13,154	13,154
Drilling	840,914	195,037	—	—	1,035,951
Equipment Rental	375,082	58,683	—	83	433,848
Geology	359,320	61,390	1,426	15,507	437,643
Insurance	—	—	—	1,230	1,230
Legal	1,120	—	—	83,380	84,500
Maintenance	5,003	563	—	7,131	12,697
Materials and supplies	88,676	15,041	—	15,341	119,058
Project overhead	29,791	1,741	60	82,771	114,363
Property and mineral rights	1,316	19,746	150	—	21,212
Telephone	3,014	1,203	—	12,148	16,365
Travel	180,154	13,754	—	28,161	222,069
Wages and benefits	5,452	3,332	—	27,506	36,290
Overhead allocation	260,255	96,459	512	(357,226)	—
Write-off of deferred costs	—	(14,172)	—	—	(14,172)
Balance, end of period	$5,381,719	$2,734,029	$256,117	$—	$8,371,865

MINERA ANDES INC.

“An Exploration Stage Corporation”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. Dollars - Unaudited)

a.	San Juan Project

The San Juan Province project comprises seven properties (2006 – five properties) totaling 35,856 ha (2006 – 24,318 ha) in southwestern San Juan province. At present, these lands are not subject to a royalty; however, the government of San Juan has not waived its rights to retain up to a 3% "mouth of mine" royalty from production. Expenditures in 2007 and 2006 were primarily for an on-going exploration program at the Los Azules project. Land holding costs for 2007 are estimated at $2,400.

We currently have a non-binding letter of intent over the Los Azules porphyry copper project with Xstrata Copper(“Xstrata”). Xstrata and Minera Andes own separate, adjoining properties that straddle a large copper porphyry system. The letter of intent consolidates these properties and gives us a right to earn a 100% interest in Xstrata’s property by spending at least $1.0 million on the property over the next four years, making payments to keep the property in good standing and producing a preliminary economic assessment (to National Instrument (“NI”) 43-101 standards). If the preliminary assessment shows the project to be potentially economically viable and can be expected to produce 100,000 tonnes of copper per year for 10 years then Xstrata Copper will have a one time back-in right to earn a 51% interest in the combined properties by making a cash payment to Minera Andes of three times its expenditures on the property, completing a bankable feasibility study within five years and assuming underlying property commitments. In the event that the preliminary assessment does not meet the size criterion contemplated above, Xstrata Copper would retain a first right of refusal on any subsequent sale of the property.

b.	Chubut Projects

We hold 1 (2006 – 13) manifestation of discovery in the Precordilleran region of Chubut, totaling 1,480 ha (2006 – 10,380 ha). Expenditures in 2007 and 2006 relate primarily to land maintenance costs. Land holding costs for 2007 are estimated to be less than $1,000.

c.	Santa Cruz Projects

We currently control 15 (2006 – 15) cateos and 23 (2006 – 40) manifestations of discovery totaling 88,295 ha (2006 – 102,789 ha) in the Santa Cruz province. Land holding costs for 2007 are estimated at $1,876. We have been actively exploring in the region since 1997. The properties have been acquired on the basis of geologic and geochemical reconnaissance. Geologic evaluation of these targets is ongoing.

d.	Investment in Minera Santa Cruz – the San José Project

The investment in Minera Santa Cruz S.A. (“MSC”) is comprised of the following:

June 30, 2007
Investment in MSC, beginning of period	$30,963,692

Plus:

Deferred costs incurred	895,105

Advances during the period	5,880,000

Loss from equity investment	(626,885)

Investment in MSC, end of period	$37,111,912

The San José project area is made up of one cateo and 46 manifestations of discovery totaling 40,499 hectares located in the western half of the province of Santa Cruz. The project is held by Minera Santa

MINERA ANDES INC.

“An Exploration Stage Corporation”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. Dollars - Unaudited)

Cruz S.A. (“MSC”), an Argentine corporation co-owned by Minera Andes (49%) and the project operator, a subsidiary of Hochschild Mining plc (“Hochschild”) (51%). Our obligation will be 49% of the exploration costs related to the San José project to maintain our interest in MSC. Any production from these lands may be subject to a provincial royalty. Holding costs for 2007 are estimated to be $3,100.

During 2006, the project loan previously announced on July 25, 2005 with Standard Bank Plc. and Bayerische Hypo-und Vereinsbank AG to fund the San José project was terminated and a new facility was structured with Macquarie Bank Limited (“Macquarie”) in February 2006. Minera Andes agreed to pay break fees of $572,000 of which $200,000 had been paid and the balance accrued as at June 30, 2007.

In October 2006, Minera Andes signed a letter of intent to provide project financing with an affiliate of Hochschild and to terminate the Macquarie project financing offered in February 2006 and the $20 million Macquarie bridge loan offered in August 2006. This letter of intent was subject to a successful public offering by Hochschild. Hochschild agreed to pay the break fees and other costs related to the Macquarie financing. In November 2006, Hochschild successfully completed a public offering on the London Stock Exchange.

The Hochschild financing includes a binding $20 million bridge loan with MSC, which will be replaced as soon as reasonably practical, with a permanent financing of $65 million or such higher amount as agreed to by Minera Andes and Hochschild. The original amount of the financing for $55 million was increased to $61 million and, subsequent to June 30, 2007, was increased to $65 million. The project financing will be made substantially on the same terms as the Macquarie financing except that:

(a)	MSC will not be required to hedge any of its production.

(b)	The project financing will be unsecured, except for a security interest in certain collection and escrow accounts and the funds deposited and the rights to the funds deposited. The shareholders of MSC will not be required to pledge their shares in MSC as security for the loans to MSC.

(c)	Events of default will basically be limited to events outside the control of Hochschild and MSC.

(d)	Future project expansions will be financed from cash flow from the project.

Under terms of the financing, a subsidiary of Hochschild lends 51% of the bridge loan and permanent financing directly to MSC and 49% of the loan is lent to Minera Andes which in turn lends the funds to MSC. The interest rate of the bridge loan is LIBOR plus 2.5%. Although agreed in principle by both parties, the final documentation for the permanent financing has not been completed, but the terms include, amongst other items, an interest rate of LIBOR plus 2.85% and a minimum term of three years. Repayment of the loan payable is contingent on the operating cash flows of MSC.

As at December 31, 2006, the $20 million bridge loan had been lent to MSC. The Company’s 49% share of the $20 million bridge loan was $9.8 million.

As at June 30, 2007, the $20 million bridge loan plus $41 million in advances on the permanent financing, a total of $61 million, had been lent to the project. The Company’s 49% share of the project loan was $29.9 million.

MINERA ANDES INC.

“An Exploration Stage Corporation”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. Dollars - Unaudited)

3.	BANK LOAN

In December 2004, we secured a two-year loan facility of up to $4 million from Macquarie. All amounts advanced were due in December 2006. This facility was provided in two tranches to fund our 49% portion of the costs of completing a bankable feasibility study and related development work for the San José project.

The commercial terms of the first two tranches of the loan include a facility fee of 1.5% of the principal amount of each tranche at the time of the advance and interest of LIBOR plus 2% per year, or totaling approximately 7.4% per year. In addition, as further explained below, we issued share purchase warrants for each tranche. The warrants exercise price was calculated at a 20% premium to the volume weighted average of our common stock determined from the ten business days prior to acceptance of the loan facility. Each warrant was exercisable for two years. The loan is collateralized by our interest in MASA, our 49% interest in MSC, and personal property.

We received $1,000,000 of the first tranche in December 2004 and the remaining $1,000,000 of the first tranche in February 2005. In connection with the first tranche, we issued share purchase warrants to acquire 2,738,700 of our common stock at an exercise price of Cdn $0.91 per share. The fair value of the warrants was calculated using the Black-Scholes option pricing model with the following assumptions: dividend yield – Nil; risk free interest rate – 3.53%; expected volatility of 62% and an expected life of 24 months. The difference between the allocated fair value and the face value of the debt of $346,200 was initially recorded as a debt discount with a corresponding entry to contributed surplus. The debt discount is being accreted to interest expense over the term of the debt using the effective interest rate method. No amount of the discount was accreted in 2004 since the debt agreement only became effective in December 2004. The accretion of the debt discount began in January 2005.

In July 2005, we received the second tranche of $2,000,000. For the second tranche, we issued share purchase warrants to acquire 3,987,742 of our Common Shares at an exercise price of Cdn$0.62 per share. The fair value of the warrants was calculated using the Black-Scholes option pricing model with the following assumptions: dividend yield – Nil; risk free interest rate – 3.99%; expected volatility of 55.8% and an expected life of 24 months. The difference between the allocated fair value and the face value of the debt of $263,800 was initially recorded as a debt discount with a corresponding entry to contributed surplus. Total debt discount for both tranches was $610,000.

In March 2006, Macquarie exercised its warrants from the second tranche to acquire 3,987,742 of our Common Shares at an exercise price of Cdn $0.62 per share for proceeds of Cdn$2,472,400 ($ 2,060,333). We used part of the proceeds to repay principal and interest outstanding in the amount of $2,000,000 and $18,926, respectively, related to the second tranche.

In December 2006, Macquarie exercised its warrants from the first tranche to acquire 2,738,700 of our Common Shares at an exercise price of Cdn $0.91 per share for proceeds of Cdn$2,492,217 ($ 2,171,299). We used part of the proceeds to repay the principal balance of the loan and interest outstanding in the amounts of $2,000,000 and $9,021, respectively, related to the first tranche.

MINERA ANDES INC.

“An Exploration Stage Corporation”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. Dollars - Unaudited)

In March 2007, we received a third tranche of $7,500,000 from Macquarie of which $5,880,000 was for the development of the San José project and $1,620,000 was for general purposes. The commercial terms of this debt include a facility fee of 1.5% of the principal amount, interest of LIBOR plus 2% p.a., currently totaling approximately 7.36% p.a., and a two-year loan term. In addition, Minera Andes provided share purchase warrants to acquire 4,227,669 Common Shares of Minera Andes at an exercise price of Cdn$2.06 per share. The warrant exercise price was calculated at a 25% premium to the volume weighted average of Minera Andes’ common stock determined from the twenty business days prior to February 21, 2007. Each warrant is to be exercisable for two years. The fair value of the warrants was calculated using the Black-Scholes option pricing model with the following assumptions: dividend yield – Nil; risk free interest rate – 3.87%; expected volatility of 59.18% and an expected life of 24 months. The difference between the allocated fair value and the face value of the debt of $1,731,100 was initially recorded as a debt discount with a corresponding entry to contributed surplus. A success fee of $75,000, being 1% of the principal amount of the facility, was paid to Xystus Limited for assisting with the structuring and negotiation of the loan facility.

The remaining bank loan and debt discount related to the third tranche are summarized as follows:

	Face Amount	Discount	Carrying Value
Bank loan, third tranche, beginning balance at March 7, 2007	$7,500,000	$1,731,100	$5,768,900
Accretion of debt discount	—	(192,373)	192,373
Repayment of bank loan	—	—	—

Bank loan, third tranche at June 30, 2007	$7,500,000	$1,538,727	$5,961,273

Interest expense incurred for the six months ended June 30, 2007 of $74,775 (June 30, 2006—$89,900 relating to the first and second tranche), and accreted interest expense related to the debt discount of $192,373 (June 30, 2006 – $278,552 relating to the first and second tranche) were capitalized to the Investment in MSC (Note 2 (b)) using the effective interest rate method.

As at June 30, 2007, the company was in compliance with the loan documents.

4.	SHARE CAPITAL

a.	Authorized

We have authorized capital of an unlimited number of Common Shares, with no par value, and an unlimited number of preferred shares, with no par value.

b.	Changes to Share Capital

	Number of Shares	Amount
Balance, January 1, 2007	156,539,415	$63,642,152

Issued for cash on exercise of stock options	1,305,000	588,053

Issued for cash on exercise of warrants	8,856,352	7,079,953

Balance, June 30, 2007	166,700,767	$71,310,158

MINERA ANDES INC.

“An Exploration Stage Corporation”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. Dollars - Unaudited)

In February 2007, the shareholders approved a warrant exercise incentive program. The Company received gross proceeds of $3.3 million (Cdn$3.9 million) through the early exercise of 6,006,758 warrants, under the incentive program for the early exercise of three series of common share purchase warrants of the Company.

The early exercise incentive program pertained to three private placements listed in the table below. Notices regarding the early exercise incentive were delivered to holders of the affected private placements advising the holders of the incentive exercise program. None of the holders were employees of the Company. Holders of these warrants had until March 19, 2007 to exercise their warrants to receive the incentive. The following table sets forth the number of warrants exercised pursuant to the early incentive program, the funds received and the number of warrants still outstanding:

Warrant price (Cdn$)	Expiry date	Number of warrants exercised	Value of warrants exercised under incentive program (Cdn$)	Number of warrants still outstanding after early exercise
0.50	11/13/2008	851,500	$425,750	878,725
0.55	12/1/2007	935,714	514,643	—
0.70	3/22/2010	4,219,544	2,953,680	2,012,409
Total		6,006,758	$3,894,073	2,891,134

Under the incentive program, a total of 600,673 New Warrants were issued to those warrant holders taking part in the early exercise incentive. Each New Warrant entitles the holder to acquire a common share of the Company at the price of Cdn$1.75 per share until September 19, 2008. The New Warrants and common shares issuable upon exercise of the New Warrants will be subject to a four-month and one-day hold period. The fair value of the New Warrants, as at March 19, 2007, was calculated to be $293,379 using the Black-Scholes option pricing model with the following assumptions: dividend yield – Nil; risk free interest rate – 3.97%; expected volatility of 62.99% and an expected life of 18 months. The fair value of the warrants was recorded as an increase to accumulated deficit with a corresponding increase to contributed surplus.

For those warrant holders who did not take part in the early exercise incentive program, the existing warrants held will continue to be exercisable for common shares under the original terms of the private placement. However, the holder is not entitled to receive any new incentive warrants.

c.	Stock Options

At June 30, 2007, 1,448,643 options were available for grant under the Company’s stock option plan.

A summary of the status of the Company’s stock option plan as of June 30, 2007 is:

	Options	Weighted Average Exercise Price (Cdn)
Outstanding at January 1, 2007	11,615,000	$1.03
Exercised	(1,305,000)	$0.50

Outstanding and Exercisable at June 30, 2007	10,310,000	$1.09

MINERA ANDES INC.

“An Exploration Stage Corporation”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. Dollars - Unaudited)

At June 30, 2007 there were options held by directors, officers, employees and non-employees for the purchase of our Common Shares as follows:

Number of Shares	Exercise Price	Expiry Date
1,030,000	Cdn$0.59	December 5, 2008
1,055,000	Cdn$0.55	September 10, 2009
50,000	Cdn$0.61	December 14, 2009
1,885,000	Cdn$0.60	December 28, 2010
5,825,000	Cdn$1.51	December 27, 2011
465,000	Cdn$0.31	March 21, 2013
10,310,000

No stock options were granted during the six-month period ended June 30, 2007. In connection with the vesting of certain non-employees, employees and directors stock options, we have recorded stock option compensation of $Nil and $59,272 to consulting fees during the six months ended June 30, 2007 and 2006, respectively.

d.	Warrants

	Warrants	Weighted Average Exercise Price (Cdn)
Outstanding and exercisable, January 1, 2007	11,367,892	$0.85

Issued	4,828,342	$2.02

Exercised	(8,856,352)	$0.91

Outstanding and exercisable, June 30, 2007	7,339,882	$1.55

The range of exercise prices on outstanding warrants is Cdn$0.50 to Cdn$2.06 with a weighted average contractual life of 1.86 years at June 30, 2007.

5.	AGREEMENTS, COMMITMENTS AND CONTINGENCIES

a.	Mineral rights in Argentina are owned by the federal government and administered by the provinces. The provinces can levy a maximum 3% "mouth of mine" (gross proceeds) royalty. The provinces of Mendoza and Neuquén have waived their right to a royalty. The provinces of Río Negro, San Juan, Santa Clara and Chubut have not yet established a policy regarding the royalty.

b.	We rent office space in Spokane, Washington for $2,150 per month with a commitment through December 2007.

c.	We rent office space in Vancouver, British Columbia, Canada for Cdn$900 per month, without a commitment.

d.	We rent office space in Argentina for $1,089 per month with a commitment through August 2008.

e.	We rent storage space in Argentina for $2,700 per month consisting of one $1,500 per month commitment through June 2010 and another $1,200 per month commitment through December 2009.

MINERA ANDES INC.

“An Exploration Stage Corporation”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. Dollars - Unaudited)

f.	On December 2, 2003, we signed an agreement that obligated us to pay N.A. Degerstrom a royalty of $250,000 if any of the current properties, other than the properties comprising the San José project, meet certain conditions such as bankable feasibility or commercial production prior to December 2, 2013.

6.	RELATED PARTY TRANSACTIONS

During the three-month and six-month periods ended June 30, 2007 we incurred legal fees to a firm in which a director and officer was an associate totaling $15,283 and $29,472, accordingly (three-month and six-month periods ended June 30, 2006 – $13,364 and $29,002, accordingly). This transaction was in the normal course of operations and was measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

7.	COMPARATIVE FIGURES

Certain financial statement line items from prior periods have been reclassified to conform with the current period's presentation. These reclassifications had no effect on the net loss and accumulated deficit as previously reported.

8.	SUBSEQUENT EVENTS

In August 2007, the board of MSC approved a budget of $102.9 million for construction completion of the 750 tpd operation, pre-production mine expansion costs, and costs related to the change in scope to the original mine plan incurred to date, $5.4 million for two months of sustaining costs, $2.1 million for exploration, $2.9 million for electrical connection to the regional power grid, and the related IVA for each item. The amounts paid for IVA tax are refundable to MSC ratably based on production. Minera Andes is in discussions with Hochschild as to the timing and amounts of the additional financing but MSC currently estimates the total remaining financing needed from its shareholders (Hochschild and Minera Andes) is $27.4 million. Minera Andes has received a MSC cash call to pay $4.9 million by September 7, 2007 and has these funds in its treasury.